Exhibit 99.3

Execution Version

AMENDMENT NO. 2 TO THIRD

AMENDED AND RESTATED CREDIT AGREEMENT

This Amendment No. 2 to Third Amended and Restated Credit Agreement (the “Agreement”) is made as of December 22, 2021 between Agnico Eagle Mines Limited (the “Borrower”), the guarantors party hereto, The Bank of Nova Scotia, as Administrative Agent (as defined below), and the Lenders (as defined below) party hereto.

RECITALS:

A.	Reference is made to the third amended and restated credit agreement dated as of October 25, 2017 between the Borrower, the guarantors party thereto, The Bank of Nova Scotia, as administrative agent (the “Administrative Agent”) and joint lead arranger, TD Securities, as joint lead arranger, and each bank and financial institution party thereto, as lenders (the “Lenders”), as amended by amendment no. 1 to third amended and restated credit agreement dated as of December 14, 2018 (such third amended and restated credit agreement, as so amended, the “Credit Agreement”).

B.	The Borrower and Lenders have requested certain amendments to the Credit Agreement as set forth herein.

C.	The Borrower and Lenders hereto have agreed to so amend the Credit Agreement on the terms and conditions set forth herein.

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby agree as follows:

1.	DEFINITIONS.

All capitalized terms used herein which are not defined herein shall have the respective meanings given to them in the Credit Agreement (as amended by this Agreement).

2.	AMENDMENTS.

(a)	The following is added to the Credit Agreement as Section 1.8, after Section 1.7:

Effective upon the Second Amendment Effective Date, the Continuing Lenders hereby irrevocably sell and assign to each of the Continuing Lenders and the New Lenders, as applicable, and each of the Continuing Lenders and the New Lenders, as applicable, hereby irrevocably purchases and assumes from the Continuing Lenders, a portion of the Continuing Lenders’ respective rights and obligations as “Lenders” under the Existing Credit Agreement, including their respective interests in the outstanding “Advances” under the Existing Credit Agreement as necessary in order to reflect the Commitments of the Continuing Lenders and the New Lenders as set out in Exhibit A hereto. The sales, assignments, purchases and assumptions shall be deemed to have been made, and consented to as required by the Borrower, the Agent, and the Lenders, on the terms of the Assignment and Assumption Agreement. For greater certainty, the assignment fee contemplated by Section 18.2.2.5 of the Credit Agreement shall not apply to the assignments contemplated by this Section 1.8.

AMENDMENT NO. 2 TO THIRD AMENDED
AND RESTATED CREDIT AGREEMENT

(b)	The following definitions are added to Section 1.1 of the Credit Agreement in proper alphabetical order (without changing the existing Section references):

“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (x) if the then-current Benchmark is a term rate, any tenor for such Benchmark that is or may be used for determining the length of a Designated Period or (y) otherwise, any payment period for interest calculated with reference to such Benchmark, as applicable, pursuant to this Agreement as of such date;

“Benchmark” means, initially, LIBOR; provided that if a replacement of the Benchmark has occurred pursuant to Section 6.7, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate. Any reference to “Benchmark” shall include, as applicable, the published component used in the calculation thereof;

“Benchmark Replacement” means, for any Available Tenor:

(1)	For purposes of Section 6.7.1, the first alternative set forth below that can be determined by the Agent:

(a)	the sum of: (i) Term SOFR and (ii) 0.11448% (11.448 basis points) for an Available Tenor of one-month’s duration, 0.18456% (18.456 basis points) for an Available Tenor of two-months’ duration, 0.26161% (26.161 basis points) for an Available Tenor of three-months’ duration, and 0.42826% (42.826 basis points) for an Available Tenor of six-months’ duration; or

(b)	the sum of: (i) Daily Simple SOFR and (ii) the spread adjustment selected or recommended by the Relevant Governmental Body for the replacement of the tenor of LIBOR with a SOFR-based rate having approximately the same length as the interest payment period specified in Section 6.7.1; and

(2)	for purposes of Section 6.7.2, the sum of (a) the alternate benchmark rate and (b) an adjustment (which may be a positive or negative value or zero), in each case, that has been selected by the Agent and the Borrower as the replacement for such Available Tenor of such Benchmark giving due consideration to any evolving or then-prevailing market convention, including any applicable recommendations made by the Relevant Governmental Body, for US Dollar-denominated syndicated credit facilities at such time;

AMENDMENT NO. 2 TO THIRD AMENDED
AND RESTATED CREDIT AGREEMENT

provided that, if the Benchmark Replacement as determined pursuant to clause (1) or (2) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents;

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Banking Day,” the definition of “Designated Period,” the timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Agent, in consultation with the Borrower, decides may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Agent in a manner substantially consistent with market practice (or, if the Agent, in consultation with the Borrower, decides that adoption of any portion of such market practice is not administratively feasible or if the Agent determines that no market practice for the administration of such Benchmark Replacement exists, in such other manner of administration as the Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents);

“Benchmark Transition Event” means, with respect to any then-current Benchmark other than LIBOR, the occurrence of a public statement or publication of information by or on behalf of the administrator of the then-current Benchmark, the regulatory supervisor for the administrator of such Benchmark, a Relevant Governmental Body, an insolvency official with jurisdiction over the administrator for such Benchmark, a resolution authority with jurisdiction over the administrator for such Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark, announcing or stating that (a) such administrator has ceased or will cease on a specified date to provide all Available Tenors of such Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark or (b) all Available Tenors of such Benchmark are or will no longer be representative of the underlying market and economic reality that such Benchmark is intended to measure and that representativeness will not be restored;

“CDOR” means, on any day, the annual rate of interest which is the rate determined by the Agent at approximately 10:20 a.m. on such day, or if such day is not a Business Day, then on the immediately preceding Business Day (as adjusted by the Agent in good faith after 10:20 a.m. to reflect any error in a posted rate of interest) as being the arithmetic average of the rates applicable to Canadian Dollar bankers’ acceptances having comparable Designated Periods as the Bankers’ Acceptances proposed to be issued by the Borrower as displayed and identified as such on the display referred to as the “CDOR Page” (or any display substituted therefor) of Refinitiv Benchmark Services (UK) Limited (or any successor source from time to time) (such source, the “CDOR Page”) on such day; provided that, if CDOR as determined above is less than zero, it shall be deemed to be zero, and in the event of a discontinuance of CDOR, CDOR shall, for the avoidance of doubt, mean for all purposes of this Agreement, the CDOR Successor Rate;

AMENDMENT NO. 2 TO THIRD AMENDED
AND RESTATED CREDIT AGREEMENT

“CDOR Page” has the meaning given to such term in the definition of “CDOR”;

“CDOR Successor Rate” has the meaning defined in Section 6.8.1;

“Continuing Lenders” means the Lenders that were parties to the Existing Credit Agreement;

“Daily Simple SOFR” means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Agent in accordance with the conventions for this rate recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for syndicated business loans; provided, that if the Agent decides that any such convention is not administratively feasible for the Agent, then the Agent may establish another convention in its reasonable discretion;

“Early Opt-in Effective Date” means, with respect to any Early Opt-in Election, the sixth (6th) Banking Day after the date notice of such Early Opt-in Election is provided to the Lenders, so long as the Agent has not received, by 5:00 p.m. (New York City time) on the fifth (5th) Banking Day after the date notice of such Early Opt-in Election is provided to the Lenders, written notice of objection to such Early Opt-in Election from Lenders comprising the Majority Lenders;

“Early Opt-in Election” means the occurrence of:

(1)	a notification by the Agent to (or the request by the Borrower to the Agent to notify) each of the other parties hereto that at least five currently outstanding US Dollar-denominated syndicated credit facilities at such time contain (as a result of amendment or as originally executed) a SOFR-based rate (including SOFR, a term SOFR or any other rate based upon SOFR) as a benchmark rate (and such syndicated credit facilities are identified in such notice and are publicly available for review); and

(2)	the joint election by the Agent and the Borrower to trigger a fallback from LIBOR and the provision by the Agent of written notice of such election to the Lenders;

“Existing Credit Agreement” means this Agreement immediately prior to the Second Amendment Effective Date;

“Floor” means the benchmark rate floor, if any, provided in this Agreement initially (as of the execution of this Agreement, the modification, amendment or renewal of this Agreement or otherwise) with respect to LIBOR;

AMENDMENT NO. 2 TO THIRD AMENDED
AND RESTATED CREDIT AGREEMENT

“New Lenders” means the Lenders that were not parties to the Existing Credit Agreement;

“Relevant Governmental Body” means the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or any successor thereto;

“Second Amendment” means amendment no. 2 to third amended and restated credit agreement dated as of December 22, 2021 between the Borrower, the Guarantors, the Agent and the Lenders;

“Second Amendment Effective Date” means the date the Second Amendment becomes effective;

“SOFR” means a rate per annum equal to the secured overnight financing rate for such Banking Day published by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate) on the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org (or any successor source for the secured overnight financing rate identified as such by the administrator of the secured overnight financing rate from time to time);

“Term SOFR” means, for the applicable corresponding tenor, the forward-looking term rate based on SOFR that has been selected or recommended by the Relevant Governmental Body;

(c)	The definition of Bankers’ Acceptance Discount Rate in Section 1.1.36 of the Credit Agreement is deleted in its entirety and replaced as follows:

“Bankers’ Acceptance Discount Rate” means, as determined by the Agent (a) in respect of Bankers’ Acceptances to be purchased by the Lenders which are Schedule I banks under the Bank Act (Canada), CDOR and (b) in respect of Bankers’ Acceptances to be purchased by any other Lenders and Discount Notes the lesser of (i) the rate quoted by each such Lender and (ii) the rate determined in accordance with clause (a) above plus 0.10% per annum (in each of cases (a) and (b), the “Discount Rates”). In all cases, the Discount Rates shall be quoted at approximately 10:20 a.m. on the Drawdown Date calculated on the basis of a year of 365 days.

In the absence of any such determination, the “Bankers' Acceptance Discount Rate” which would have been determined in accordance with clause (a) or clause (b) above, respectively, shall be equal to the average of the discount rates for bankers' acceptances (rounded up to the nearest 1/100 of 1%) of:

(i)	in the case of clause (a), the Schedule I Reference Lenders; and

AMENDMENT NO. 2 TO THIRD AMENDED
AND RESTATED CREDIT AGREEMENT

(ii)	in the case of clause (b), the Schedule II Reference Lenders; calculated on the basis of a year of 365 days, established in accordance with their normal practices at approximately 10:20 a.m. on the Drawdown Date, for bankers' acceptances accepted by the Schedule I Reference Lenders or such other Lenders, as the case may be, in amounts equal to the amount of the BA Advances to be made that day by the Schedule I Reference Lenders or such other Lenders, as the case may be, having an identical Designated Period to that of the proposed Bankers' Acceptances to be issued on such day, provided that the “Bankers' Acceptance Discount Rate” replacing the rate which would have been determined under clause (b) above shall not exceed the “Bankers’ Acceptance Discount Rate” which would have been determined in accordance with clause (a) above by more than 0.10% per annum;

Notwithstanding the foregoing, the “Bankers’ Acceptance Discount Rate” shall not be less than zero (0);

(d)	The definition of Fee Letter in Section 1.1.97 of the Credit Agreement is deleted in its entirety and replaced as follows:

“Fee Letter” means the confidential letter agreement dated on or about the Second Amendment Effective Date between The Bank of Nova Scotia and TD Securities, as joint lead arrangers, on the one hand, and the Borrower, on the other hand;

(e)	The definition of Fronting Fee Letter in Section 1.1.102 of the Credit Agreement is deleted in its entirety and replaced as follows:

“Fronting Fee Letter” means the confidential amended and restated letter agreement dated on or about the Second Amendment Effective Date between The Bank of Nova Scotia, as Issuing Lender, and the Borrower, and any other confidential letter agreement between any other Issuing Lender and the Borrower, providing for the payment of fronting fees to the Issuing Lender;

(f)	The definition of LIBOR in Section 1.1.132 of the Credit Agreement is deleted in its entirety and replaced as follows:

“LIBOR” means, with respect to any Designated Period of one, three or six months relating to a Libor Advance, the average rate for deposits in US$ for a period comparable to the Designated Period which is displayed on the Libor01 Page at or about 11:00 a.m. (London time), determined two Banking Days prior to the applicable Drawdown Date in accordance with Section 4.5; if such quote is not available, then LIBOR shall be determined by the Agent as the average of the rates at which deposits in US$ for a period similar to the Designated Period and in amounts comparable to the amount of such Libor Advance are offered by the Schedule 1 Reference Lenders to prime banks in the London inter-bank market at or about 11:00 a.m. (London time) on the date of such determination. Notwithstanding the foregoing, the “LIBOR” shall not be less than zero (0);

(g)	Section 1.1.178(b) of the Credit Agreement is deleted in its entirety and replaced as follows:

CDOR on the particular day for one-month bankers’ acceptances, plus 0.50% per annum;

AMENDMENT NO. 2 TO THIRD AMENDED
AND RESTATED CREDIT AGREEMENT

(h)	Section 1.1.189 is deleted and replaced with “[Intentionally deleted]”.

(i)	The reference to “June 22, 2023” in the definition of Maturity Date in Section 1.1.147 of the Credit Agreement is deleted and replaced with “December 22, 2026”.

(j)	Section 2.5.1 of the Credit Agreement is deleted in its entirety and replaced as follows:

Unless due and payable sooner in accordance with this Agreement, all Loan Obligations shall be due and payable on December 22, 2026, unless the then current Maturity Date is extended, upon the irrevocable request of the Borrower (which request may be made at its option), with the consent of the Majority Lenders, in their sole discretion, to a date that is no later than the fifth (5th) anniversary of the effective date of such extension of the Maturity Date in accordance with this Section 2.5.

(k)	Section 2.5.2 of the Credit Agreement is deleted in its entirety and replaced as follows:

Each request for an extension of this Agreement must be made by the Borrower (if it wishes to exercise its option to make such request) providing the Agent with irrevocable written notice of such request.  If the Majority Lenders consent to a request for any such extension in accordance with this Section 2.5, the Maturity Date shall be extended to the date requested by the Borrower that is no later than the fifth (5th) anniversary of the effective date of such extension of the Maturity Date and, unless due and payable sooner in accordance with this Agreement, all Loan Obligations shall be due and payable on the Maturity Date, as so extended, and all Commitments shall be cancelled at such extended time.

AMENDMENT NO. 2 TO THIRD AMENDED
AND RESTATED CREDIT AGREEMENT

(l)	Section 2.7.1 of the Credit Agreement is deleted in its entirety and replaced as follows:

Interest rates, Stamping Fees, the Letter of Credit Fee rate and the Standby Fee rate shall vary and be calculated based on the pricing grid set forth below:

		Letter of Credit Fees
DBRS/S&P/ Moody’s Credit Rating of the Borrower	Libor/ Stamping Fees	Financial Letter of Credit	Performance Letter of Credit	Base Rate or Prime Rate	Standby Fee
≥ A (Low)/A-/A3	1.00%	1.00%	0.60%	0.00%	0.09%
BBB (High) /BBB+/Baa1	1.125%	1.125%	0.675%	0.125%	0.11%
BBB/BBB/Baa2	1.25%	1.25%	0.75%	0.25%	0.125%
BBB (Low)/BBB- /Baa3	1.50%	1.50%	0.90%	0.50%	0.175%
≤ BB (High)/BB+ /Ba1	2.00%	2.00%	1.20%	1.00%	0.25%

(m)	Section 2.7.4 is deleted in its entirety and replaced with “[Intentionally deleted]”.

(n)	The reference to “US$300,000,000” in Section 2.10.1 of the Credit Agreement is deleted and replaced with “US$600,000,000”.

(o)	The last sentence of Section 5.1.1 of the Credit Agreement is deleted in its entirety and replaced as follows:

Each Bankers’ Acceptance issued shall have a Designated Period of one, two or three months (or such other period as may be available and acceptable to the Lenders), and shall in no event mature on a date that is after the Maturity Date.

(p)	Section 6.7 of the Credit Agreement is deleted in its entirety and replaced as follows:

6.7	Notwithstanding anything to the contrary herein or in any other Loan Document (and any agreement evidencing a Derivative Instrument shall be deemed not to be a “Loan Document” for the purposes of this Section 6.7):

6.7.1	Replacing LIBOR. On March 5, 2021 the Financial Conduct Authority (“FCA”), the regulatory supervisor of the administrator of LIBOR (“IBA”), announced in a public statement the future cessation or loss of representativeness of overnight/Spot Next, 1-month, 3-month, 6-month and 12-month LIBOR tenor settings. On the earlier of (i) the date that all Available Tenors of LIBOR have either permanently or indefinitely ceased to be provided by IBA or have been announced by the FCA pursuant to public statement or publication of information to be no longer representative and (ii) the Early Opt-in Effective Date, if the then-current Benchmark is LIBOR, the Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any setting of such Benchmark on such day and all subsequent settings without any amendment to, or further action or consent of any other party to this Agreement or any other Loan Document. If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a monthly basis and the interest payment dates will be determined by the Agent pursuant to Section 6.7.3.

AMENDMENT NO. 2 TO THIRD AMENDED
AND RESTATED CREDIT AGREEMENT

6.7.2	Replacing Future Benchmarks. Upon the occurrence of a Benchmark Transition Event, the Benchmark Replacement will replace the then-current Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. on the fifth (5th) Banking Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Majority Lenders. At any time that the administrator of the then-current Benchmark has permanently or indefinitely ceased to provide such Benchmark or such Benchmark has been announced by the regulatory supervisor for the administrator of such Benchmark pursuant to public statement or publication of information to be no longer representative of the underlying market and economic reality that such Benchmark is intended to measure and that representativeness will not be restored, the Borrower may revoke any request for a borrowing of, conversion to or continuation of Advances to be made, converted or continued that would bear interest by reference to such Benchmark until the Borrower’s receipt of notice from the Agent that a Benchmark Replacement has replaced such Benchmark, and, failing that, the Borrower will be deemed to have converted any such request into a request for a borrowing of or conversion to US Base Rate Advances.

6.7.3	Benchmark Replacement Conforming Changes. In connection with the implementation and administration of a Benchmark Replacement, the Agent will have the right to make Benchmark Replacement Conforming Changes from time to time, in consultation with the Borrower, and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement.

AMENDMENT NO. 2 TO THIRD AMENDED
AND RESTATED CREDIT AGREEMENT

6.7.4	Notices; Standards for Decisions and Determinations. The Agent will promptly notify the Borrower and the Lenders of (i) the implementation of any Benchmark Replacement and (ii) the effectiveness of any Benchmark Replacement Conforming Changes. Any determination, decision or election that may be made by the Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 6.7, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party hereto, except, in each case, as expressly required pursuant to this Section 6.7.

6.7.5	Unavailability of Tenor of Benchmark. At any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including Term SOFR or LIBO Rate), then the Agent may remove any tenor of such Benchmark that is unavailable or non-representative for Benchmark (including Benchmark Replacement) settings and (ii) the Agent may reinstate any such previously removed tenor for Benchmark (including Benchmark Replacement) settings that has ceased to be unavailable or non-representative.

(q)	The following is added to the Credit Agreement as Section 6.8, after Section 6.7:

CDOR Replacement Setting

6.8.1	If the Agent determines (which determination shall be conclusive absent manifest error), or the Borrower or the Majority Lenders notify the Agent that the Borrower or Majority Lenders (as applicable) have determined that (which determination shall be conclusive absent manifest error):

6.8.1.1	adequate and reasonable means do not exist for ascertaining the relevant rate of interest referred to in the definition of “CDOR”, including because the CDOR Page is not available or published on a current basis for the applicable Advance or applicable Designated Period and such circumstances are unlikely to be temporary;

6.8.1.2	the administrator of the CDOR Page or a Governmental Authority having jurisdiction over the administrator of the CDOR Page has made a public statement identifying a specific date after which CDOR or the CDOR Page will permanently or indefinitely cease to be made available or permitted to be used for determining the interest rate of loans;

6.8.1.3	a Governmental Authority having jurisdiction over the Agent has made a public statement identifying a specific date after which CDOR shall no longer be permitted to be used for determining the interest rate of loans (each such specific date in Section 6.8.1.2 above and in this Section 6.8.1.3, a “CDOR Scheduled Unavailability Date”); or

AMENDMENT NO. 2 TO THIRD AMENDED
AND RESTATED CREDIT AGREEMENT

6.8.1.4	syndicated loans currently being executed, or that include language similar to that contained in this Section 6.8, are being executed or amended (as applicable) to incorporate or adopt a new benchmark interest rate to replace CDOR;

then reasonably promptly after such determination by the Agent or receipt by the Agent of such notice, as applicable, the Agent and the Borrower may mutually agree upon a successor rate to CDOR, and the Agent and the Borrower may amend this Agreement to replace CDOR with an alternate benchmark rate (including any mathematical or other adjustments to the benchmark (if any) incorporated therein), giving due consideration to any evolving or then existing convention for similar Canadian Dollar denominated syndicated credit facilities for such alternative benchmarks (any such proposed rate, a “CDOR Successor Rate”), together with any proposed CDOR Successor Rate conforming changes and any such amendment shall become effective at 5:00 p.m. on the fifth Business Day after the Agent shall have posted such proposed amendment to all Lenders and the Borrower unless, prior to such time, Lenders comprising the Majority Lenders have delivered to the Agent written notice that such Majority Lenders do not accept such amendment.

6.8.2	If no CDOR Successor Rate has been determined and the circumstances under Section 6.8.1.1 above exist or a CDOR Scheduled Unavailability Date has occurred (as applicable), the Agent will promptly so notify the Borrower and each Lender. Thereafter, the obligation of the Lenders to make or maintain Bankers’ Acceptances shall be suspended (to the extent of the affected Bankers’ Acceptances or Designated Periods). Upon receipt of such notice, the Borrower may revoke any pending request for an Advance of, conversion to or rollover of Bankers’ Acceptances, (to the extent of the affected Bankers’ Acceptances or Designated Periods) or, failing that, will be deemed to have converted such request into a request for a Prime Rate Advance (subject to the foregoing Section 6.8.2) in the amount specified therein.

6.8.3	Notwithstanding anything else herein, any definition of the CDOR Successor Rate (exclusive of any margin) shall provide that in no event shall such CDOR Successor Rate be less than zero for the purposes of this Agreement. In addition, CDOR shall not be included or referenced in the definition of Prime Rate.

(r)	Each reference to “Effective Date” in Sections 10.3.4, 10.4, 10.6, 10.7 and 10.15 of the Credit Agreement is deleted and replaced with “Second Amendment Effective Date”.

AMENDMENT NO. 2 TO THIRD AMENDED
AND RESTATED CREDIT AGREEMENT

(s)	Section 7.8 is hereby amended by adding the following at the end of such section:

Any payment made by the Borrower to the Agent in accordance with the terms of this Agreement and the other Loan Documents with respect to the Loan Obligations, which payment is required by this Agreement or the other Loan Documents to be paid by the Borrower to the Agent on behalf of the Lenders, shall be deemed for all purposes hereunder and under the other Loan Documents to be a payment made by the Borrower to the requisite payee hereunder or thereunder and the obligation of the Borrower with respect to the making of such payment shall be deemed to fully satisfy and discharge such Loan Obligations upon and to the extent of such payment to the Agent that is not otherwise repaid or returned to an Obligor by the Agent, any Lender or any of their respective Affiliates, whether pursuant to a legal proceeding or otherwise.

(t)	Section 13.1.6 of the Credit Agreement is deleted in its entirety and replaced with “[Intentionally deleted]”.

(u)	The following is added after Section 16.20 of the Credit Agreement, as Section 16.21 of the Credit Agreement:

16.21.1	If the Agent (x) notifies a Lender, or any Person who has received funds on behalf of a Lender (any such Lender or other recipient, a “Payment Recipient”) that the Agent has determined in its sole discretion (whether or not after receipt of any notice under Section 16.21.2) that any funds (as set forth in such notice from the Agent) received by such Payment Recipient from the Agent or any of its Affiliates were erroneously or mistakenly transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender or other Payment Recipient on its behalf) (any such funds, whether transmitted or received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an “Erroneous Payment”) and (y) demands in writing the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of the Agent pending its return or repayment as contemplated below in this Section 16.21 and held in trust for the benefit of the Agent, and such Lender (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than two Business Days thereafter (or such later date as the Agent may, in its sole discretion, specify in writing), return to the Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon (except to the extent waived in writing by the Agent) in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Agent in same day funds at the rate determined by the Agent in accordance with banking industry rules on interbank compensation from time to time in effect. A notice of the Agent to any Payment Recipient under this Section 16.21.1 shall be conclusive, absent manifest error.

AMENDMENT NO. 2 TO THIRD AMENDED
AND RESTATED CREDIT AGREEMENT

16.21.2	Without limiting Section 16.21.1, each Lender or any Person who has received funds on behalf of a Lender, agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from the Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in this Agreement or in a notice of payment, prepayment or repayment sent by the Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Agent (or any of its Affiliates), or (z) that such Lender or other such recipient, otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part), then in each such case:

(i)	it acknowledges and agrees that (A) in the case of immediately preceding clauses (x) or (y), an error and mistake shall be presumed to have been made (absent written confirmation from the Agent to the contrary) or (B) an error and mistake has been made (in the case of immediately preceding clause (z)), in each case, with respect to such payment, prepayment or repayment; and

(ii)	such Lender shall (and shall cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one Business Day of its knowledge of the occurrence of any of the circumstances described in immediately preceding clauses (x), (y) and (z)) notify the Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying the Agent pursuant to this Section 16.21.2.

For the avoidance of doubt, the failure to deliver a notice to the Agent pursuant to this Section 16.21.2 shall not have any effect on a Payment Recipient’s obligations pursuant to Section 16.21.1 or on whether or not an Erroneous Payment has been made.

16.21.3	Each Lender hereby authorizes the Agent to set off, net and apply any and all amounts at any time owing to such Lender under any Loan Document, or otherwise payable or distributable by the Agent to such Lender under any Loan Document with respect to any payment of principal, interest, fees or other amounts, against any amount that the Agent has demanded to be returned under Section 16.21.1.

AMENDMENT NO. 2 TO THIRD AMENDED
AND RESTATED CREDIT AGREEMENT

16.21.4	In the event that an Erroneous Payment (or portion thereof) is not recovered by the Agent for any reason, after demand therefor in accordance with Section 16.21.1, from any Lender that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its respective behalf) (such unrecovered amount, an “Erroneous Payment Return Deficiency”), upon the Agent’s notice to such Lender at any time, then effective immediately (with the consideration therefor being acknowledged by the parties hereto), (A) such Lender shall be deemed to have assigned its Advances (but not its Commitments) with respect to which such Erroneous Payment was made (the “Erroneous Payment Impacted Class”) in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Agent may specify) (such assignment of the Advances (but not Commitments) of the Erroneous Payment Impacted Class, the “Erroneous Payment Deficiency Assignment”) (on a cashless basis and such amount calculated at par plus any accrued and unpaid interest (with the assignment fee to be waived by the Agent in such instance)), and is hereby (together with the Borrower) deemed to execute and deliver an Assignment and Assumption Agreement with respect to such Erroneous Payment Deficiency Assignment, and, if applicable, such Lender shall deliver any notes evidencing such Advances to the Borrower or the Agent (but the failure of such Person to deliver any such notes shall not affect the effectiveness of the foregoing assignment), (B) the Agent as the assignee Lender shall be deemed to have acquired the Erroneous Payment Deficiency Assignment, (C) upon such deemed acquisition, the Agent as the assignee Lender shall become a Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender shall cease to be a Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and its applicable Commitments which shall survive as to such assigning Lender, (D) the Agent and the Borrower shall each be deemed to have waived any consents required under this Agreement to any such Erroneous Payment Deficiency Assignment, and (E) the Agent will reflect in the Register its ownership interest in the Advances subject to the Erroneous Payment Deficiency Assignment. For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Commitments of any Lender and such Commitments shall remain available in accordance with the terms of this Agreement.

AMENDMENT NO. 2 TO THIRD AMENDED
AND RESTATED CREDIT AGREEMENT

16.21.5	Subject to Section 18.2 (but excluding, in all events, any assignment consent or approval requirements whether from the Borrower or otherwise), the Agent may, in its discretion, sell any Advances acquired pursuant to an Erroneous Payment Deficiency Assignment and upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender shall be reduced by the net proceeds of the sale of such Advance (or portion thereof), and the Agent shall retain all other rights, remedies and claims against such Lender (and/or against any recipient that receives funds on its respective behalf). Notwithstanding anything to the contrary herein, and provided no Event of Default has occurred and is continuing at the time of any such sale, no such purchaser of any such Advance will become or be considered a Lender hereunder or under any other Loan Document for any purpose without the consent of the Borrower as determined in accordance with Section 18.2.2.4. In addition, an Erroneous Payment Return Deficiency owing by the applicable Lender (x) shall be reduced by the proceeds of prepayments or repayments of principal and interest, or other distribution in respect of principal and interest, received by the Agent on or with respect to any such Advances acquired from such Lender pursuant to an Erroneous Payment Deficiency Assignment (to the extent that any such Advances are then owned by the Agent) and (y) may, in the sole discretion of the Agent, be reduced by any amount specified by the Agent in writing to the applicable Lender from time to time.

16.21.6	The parties hereto agree that in the event that the Agent has not completed the relevant Erroneous Payment Deficiency Assignment to which Erroneous Payments Subrogation Rights are intended to relate (x) irrespective of whether the Agent may be equitably subrogated, in the event that an Erroneous Payment (or portion thereof) is not recovered from any Payment Recipient that has received such Erroneous Payment (or portion thereof) for any reason, the Agent shall be subrogated to all the rights and interests of such Payment Recipient (and, in the case of any Payment Recipient who has received funds on behalf of a Lender, to the rights and interests of such Lender) under the Loan Documents with respect to such amount (the “Erroneous Payment Subrogation Rights”) (provided that the Obligors’ Loan Obligations and Guaranteed Obligations in respect of the Erroneous Payment Subrogation Rights shall not be duplicative of such Loan Obligations and Guaranteed Obligations in respect of Advances that have been assigned to the Agent under an Erroneous Payment Deficiency Assignment) and (y) an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Loan Obligations owed by the Borrower or any Guaranteed Obligations owed by any other Obligor; provided that this Section 16.21.6 shall not be interpreted to increase (or accelerate the due date for), or have the effect of increasing (or accelerating the due date for), the Loan Obligations of the Borrower relative to the amount (and/or timing for payment) of the Loan Obligations that would have been payable had such Erroneous Payment not been made by the Agent; provided, further, that for the avoidance of doubt, immediately preceding clauses (x) and (y) shall not apply to the extent any such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Agent from the Borrower for the purpose of repaying such Erroneous Payment.

AMENDMENT NO. 2 TO THIRD AMENDED
AND RESTATED CREDIT AGREEMENT

16.21.7	To the extent permitted by Applicable Law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Agent for the return of any Erroneous Payment received, including, without limitation, any defense based on “discharge for value” or any similar doctrine.

16.21.8	Each party’s obligations, agreements and waivers under this Section 16.21 shall survive the resignation or replacement of the Agent, any transfer of rights or obligations by, or the replacement of, a Lender, the termination of the Commitments and/or the repayment, satisfaction or discharge of all Loan Obligations.

(v)	The last sentence of Section 19.1.2 of the Credit Agreement is deleted in its entirety and replaced as follows:

The Agent and the Borrower (on behalf of itself and the other Obligors) shall accept notices and other communications with each other hereunder by email (in addition to the other methods set out in Section 19.1.1) at the email addresses set forth below. Any such notice or other communication sent by email shall be deemed to have been received by the party to whom it is addressed on the day of transmission, if sent before 5:00 p.m. (local time) on a Business Day, and on the next Business Day following transmission, if sent after 5:00 p.m. (local time) on a Business Day; provided that, any notice to the Borrower shall be deemed to be notice to all Obligors. If email service is interrupted by any cause, the party sending the notice shall use such other permitted methods of notice which have not been interrupted.

If to the Borrower (on behalf of itself or the other Obligors):

ben.lam@agnicoeagle.com

If to the Agent for purposes of the Notice of Borrowing and Certificate (i.e., to request an Advance, conversion or rollover, or to provide notice of prepayment or cancellation):

CorporateLending.AgencyOps@scotiabank.com

If to the Agent for all other purposes:

agency.services@scotiabank.com

(w)	Exhibit A (Commitments) of the Credit Agreement is deleted in its entirety and replaced with Exhibit A (Commitments) hereto.

AMENDMENT NO. 2 TO THIRD AMENDED
AND RESTATED CREDIT AGREEMENT

(x)	Schedule D (Equity Interests and Organization Structure) of the Credit Agreement is deleted in its entirety and replaced with Schedule D (Equity Interests and Organization Structure) hereto.

3.	GRUPO AGNICO EAGLE MÉXICO, S.A. DE C.V.

The Lenders understand that Tenedora Agnico Eagle México, S.A. de C.V. and Grupo Agnico Eagle México, S.A. de C.V. merged on December 15, 2020 and that Grupo Agnico Eagle México, S.A. de C.V. (“Grupo Agnico”) is the successor entity of such merger. The Lenders hereby waive, with effect from December 15, 2020, the five (5) Business Day period in Section 14.9.1.4, provided that Grupo Agnico delivers to the Agent on the date hereof an assumption and confirmation in form and substance satisfactory to the Agent, acting reasonably.

4.	REPRESENTATIONS AND WARRANTIES.

In order to induce the Lenders to enter into this Agreement, the Borrower represents and warrants on the date of this Agreement as follows:

(a)	the representations and warranties of the Obligors contained in the Credit Agreement and the other Loan Documents, other than those expressly stated to be made as of a specific other date or otherwise expressly modified in accordance with Section 10.22 of the Credit Agreement, are true and correct in all material respects;

(b)	no Default or Event of Default has occurred and is continuing; and

(c)	each Guarantor has executed and delivered this Agreement.

Each representation and warranty made in this Agreement shall survive the execution and delivery of this Agreement.

5.	CONDITIONS PRECEDENT

The amendments to the Credit Agreement set out herein shall not become effective until the date on which the Obligors have:

(a)	paid all reasonably documented fees and expenses payable under the Loan Documents (including upfront fees, extension fees and legal fees and expenses of the Lenders’ counsel invoiced prior to the effective date of this Agreement), including the fees payable under the confidential fee letter dated on or about the date hereof by The Bank of Nova Scotia and TD Securities, as joint lead arrangers, and accepted by the Borrower;

(b)	delivered, or caused to be delivered, to the Agent the following additional documents or the Lenders have waived the requirement therefor:

(i)	a certificate from each Obligor with copies of its Constating Documents, a list of its officers, directors, trustees and/or partners, as the case may be, who are executing or who have executed Loan Documents on its behalf with specimens of the signatures of those persons, and copies of the corporate (or other equivalent) proceedings taken to authorize it to execute, deliver and perform its obligations or ratify the execution, delivery and performance of obligations under the Loan Documents and all internal approvals, authorizations or ratifications of each Obligor to permit it to enter into and to perform its obligations in relation thereto;

AMENDMENT NO. 2 TO THIRD AMENDED
AND RESTATED CREDIT AGREEMENT

(ii)	where available, a certificate of status, certificate of compliance or an equivalent certificate issued by the relevant Governmental Authority in respect of each Obligor, evidencing the status or good standing of such Obligor in its jurisdiction of incorporation or formation;

(iii)	the favourable legal opinion of Davies Ward Phillips & Vineberg LLP, counsel to the Borrower and 1641315 Ontario Inc., addressed to the Agent and the Lenders, in relation to, among other things, the Borrower and 1641315 Ontario Inc., and the Loan Documents to which they are a party and such other matters as the Lenders may reasonably require;

(iv)	the favourable legal opinion of counsel to each other Guarantor, addressed to the Agent and the Lenders, in relation to, among other things, such other Guarantor, and the Loan Documents to which it is a party and such other matters as the Lenders may reasonably require; and

(v)	a duly executed copy of an assumption and confirmation by Grupo Agnico as the successor entity of the merger of Tenedora Agnico Eagle México, S.A. de C.V. and Grupo Agnico Eagle México, S.A. de C.V. on December 15, 2020, as contemplated by Section 3 above.

6.	CONFIRMATION.

Except for the amendments to the Credit Agreement that are specifically provided for herein, the Obligors confirm that nothing herein waives, amends or otherwise alters the Credit Agreement, the other Loan Documents or the rights and remedies of the Agent and the Lenders thereunder or under Applicable Law, all of which rights and remedies remain in full force and effect. The amendments referred to herein apply only to the specific subject matter hereof, and nothing herein shall constitute an amendment or waiver of, consent to, or shall in any manner affect any of the rights and remedies of the Agent and the Lenders with respect to any other matter.

Without limiting the foregoing, by its signature below, each Guarantor:

(a)	acknowledges, consents and agrees to the amendments to the Credit Agreement constituted hereby;

(b)	reaffirms its guarantee of the Guaranteed Obligations pursuant to the Guarantee (as the same may have been amended to the date hereof) granted by it to the Agent, on behalf of the Supported Parties;

(c)	represents and warrants that such Guarantee (as the same may have been amended to the date hereof) continues to be a legal, valid and binding obligation of such Guarantor, enforceable against it in accordance with its terms (except, in any case, as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by principles of equity);

AMENDMENT NO. 2 TO THIRD AMENDED
AND RESTATED CREDIT AGREEMENT

(d)	confirms that such Guarantee (as the same may have been amended to the date hereof) is and shall continue to be in full force and effect and the same is hereby ratified and confirmed in all respects, except that all references in the Loan Documents to the “Credit Agreement”, “Loan Documents”, “thereunder”, “thereof”, or words of similar import, shall mean the Credit Agreement and the other Loan Documents, as the case may be, in each case after giving effect to the amendments constituted hereby; and

(e)	acknowledges and agrees that the acceptance by or delivery to the Agent and the Lenders of this Agreement shall not be construed in any manner to establish (or indicate) any course of dealing on the Agent’s or any Lender’s part, including the providing of any notice or the requesting of any acknowledgment not otherwise expressly provided for in any Loan Document with respect to any future amendment, waiver, supplement or other modification to any Loan Document or any arrangement contemplated by any Loan Document.

7.	EXITING LENDERS

The parties hereto hereby acknowledge and agree that Export Development Canada and HSBC Bank Canada (together, the “Exiting Lenders”, and each, an “Exiting Lender”) is a party to and is signing this Agreement solely in its capacity as exiting Lender (for the purposes of this sentence only, as defined in the Credit Agreement prior to the effectiveness of this Agreement) and that each Exiting Lender is released and forever discharged in full from all of its liabilities and obligations as a Lender (as defined in the Credit Agreement prior to the effectiveness of this Agreement) under the Loan Documents. Each of the parties hereto acknowledges and agrees that on the Second Amendment Effective Date, upon payment in full of all outstanding principal that is payable to each Exiting Lender, neither Exiting Lender is a Lender under the Credit Agreement (as defined in the Credit Agreement after giving effect to this Agreement) and agrees that notwithstanding any term or condition contained in any Loan Document, but subject to the first sentence of this Section 7 neither Exiting Lender shall be required to sign any further amendments, waivers, acceptances or consents to this Agreement or other Loan Documents. The Borrower agrees to pay to each Exiting Lender on the first Business Day of 2022 all accrued and unpaid interest and fees that were owing to such Exiting Lender on the Second Amendment Effective Date.

8.	MISCELLANEOUS.

(a)	The Credit Agreement and the Loan Documents shall be read and construed throughout so as to incorporate the provisions of this Agreement.

(b)	This Agreement may be signed in counterparts and transmitted by facsimile or “PDF”, each of which shall be considered an original and all of such counterparts taken together shall constitute one and the same agreement.

AMENDMENT NO. 2 TO THIRD AMENDED
AND RESTATED CREDIT AGREEMENT

(c)	This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in the Province of Ontario.

(d)	The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are required in order to effect the full intent of and fully perform and carry out the terms of this Agreement.

(e)	This Agreement shall be binding upon the parties hereto and their respective successors and permitted assigns, and shall enure to the benefit of the parties hereto and their respective successors and permitted assign.

(f)	Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

(g)	This Agreement is a Loan Document.

[execution pages follow]

AMENDMENT NO. 2 TO THIRD AMENDED
AND RESTATED CREDIT AGREEMENT

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 2 to Third Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

THE BANK OF NOVA SCOTIA,
as Administrative Agent

By:	(signed) Clement Yu
	Name:	Clement Yu
	Title:	Director

By:	(signed) Ryan Moonilal
	Name:	Ryan Moonilal
	Title:	Analyst

AMENDMENT NO. 2 TO THIRD AMENDED
AND RESTATED CREDIT AGREEMENT

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 2 to Third Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

THE BANK OF NOVA SCOTIA,
as Lender

By:	(signed) Ian Stephenson
	Name:	Ian Stephenson
	Title:	Managing Director & Head

By:	(signed) Rannon Stuive
	Name:	Rannon Stuive
	Title:	Associate Director

AMENDMENT NO. 2 TO THIRD AMENDED
AND RESTATED CREDIT AGREEMENT

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 2 to Third Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

THE TORONTO-DOMINION BANK,
as Lender

By:	(signed) Liza Straker
	Name:	Liza Straker
	Title:	Managing Director

By:	(signed) Ryan Mrozek
	Name:	Ryan Mrozek
	Title:	Vice President

AMENDMENT NO. 2 TO THIRD AMENDED
AND RESTATED CREDIT AGREEMENT

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 2 to Third Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

BANK OF MONTREAL,
as Lender

By:	(signed) Bob Deol
	Name:	Bob Deol
	Title:	Managing Director

By:
Name:
Title:

AMENDMENT NO. 2 TO THIRD AMENDED
AND RESTATED CREDIT AGREEMENT

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 2 to Third Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

ROYAL BANK OF CANADA,
as Lender

By:	(signed) Strati Georgopoulos
	Name:	Strati Georgopoulos
	Title:	Authorized Signatory

By:
Name:
Title:

AMENDMENT NO. 2 TO THIRD AMENDED
AND RESTATED CREDIT AGREEMENT

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 2 to Third Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

CANADIAN IMPERIAL BANK OF COMMERCE,
as Lender

By:	(signed) Kazim Mehdi
	Name:	Kazim Mehdi
	Title:	Executive Director

By:	(signed) Mark Saraiva
	Name:	Mark Saraiva
	Title:	Executive Director

AMENDMENT NO. 2 TO THIRD AMENDED
AND RESTATED CREDIT AGREEMENT

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 2 to Third Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

BANK OF AMERICA, N.A., CANADA BRANCH,
as Lender

By:	(signed) Marc Ahlers
	Name:	Marc Ahlers
	Title:	Director

By:
Name:
Title:

AMENDMENT NO. 2 TO THIRD AMENDED
AND RESTATED CREDIT AGREEMENT

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 2 to Third Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

BARCLAYS BANK PLC,
as Lender

By:	(signed) Craig Malloy
	Name:	Craig Malloy
	Title:	Director

AMENDMENT NO. 2 TO THIRD AMENDED
AND RESTATED CREDIT AGREEMENT

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 2 to Third Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

NATIONAL BANK OF CANADA,
as Lender

By:	(signed) Lauren Reid
	Name:	Lauren Reid
	Title:	Vice-President

By:	(signed) David Torrey
	Name:	David Torrey
	Title:	Managing Director

AMENDMENT NO. 2 TO THIRD AMENDED
AND RESTATED CREDIT AGREEMENT

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 2 to Third Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

CITIBANK, N.A., CANADIAN BRANCH,
as Lender

By:	(signed) Siddharth Sagar
	Name:	Siddharth Sagar
	Title:	Authorized Signatory

By:
Name:
Title:

AMENDMENT NO. 2 TO THIRD AMENDED
AND RESTATED CREDIT AGREEMENT

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 2 to Third Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

JPMORGAN CHASE BANK, N.A., TORONTO BRANCH, as Lender

By:	(signed) Peter S. Predun
	Name:	Peter S. Predun
	Title:	Executive Director

By:
Name:
Title:

AMENDMENT NO. 2 TO THIRD AMENDED
AND RESTATED CREDIT AGREEMENT

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 2 to Third Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

MUFG BANK, LTD., CANADA BRANCH, as Lender

By:	(signed) Samin Atique
	Name:	Samin Atique
	Title:	Managing Director

AMENDMENT NO. 2 TO THIRD AMENDED
AND RESTATED CREDIT AGREEMENT

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 2 to Third Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

EXPORT DEVELOPMENT CANADA,
as Exiting Lender

By:	(signed) Matthew Visser
	Name:	Matthew Visser
	Title:	Financing Manager

By:	(signed) Adam Smith
	Name:	Adam Smith
	Title:	Senior Financing Manager

AMENDMENT NO. 2 TO THIRD AMENDED
AND RESTATED CREDIT AGREEMENT

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 2 to Third Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

HSBC BANK CANADA,
as Exiting Lender

By:	(signed) Ted Bertoia
	Name:	Ted Bertoia
	Title:	Vice President, Global Banking

By:	(signed) My Le
	Name:	My Le
	Title:	Director, Global Banking

AMENDMENT NO. 2 TO THIRD AMENDED
AND RESTATED CREDIT AGREEMENT

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 2 to Third Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE MINES LIMITED

By:	(signed) Chris Vollmershausen
	Name:	Chris Vollmershausen
	Title:	Vice President, Legal, General Counsel and Corporate Secretary

AMENDMENT NO. 2 TO THIRD AMENDED
AND RESTATED CREDIT AGREEMENT

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 2 to Third Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

1641315 ONTARIO INC.

By:	(signed) Chris Vollmershausen
	Name:	Chris Vollmershausen
	Title:	Director and Vice President

AMENDMENT NO. 2 TO THIRD AMENDED
AND RESTATED CREDIT AGREEMENT

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 2 to Third Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE SWEDEN AB

By:	(signed) Chris Vollmershausen
	Name:	Chris Vollmershausen
	Title:	Authorized Signatory

AMENDMENT NO. 2 TO THIRD AMENDED
AND RESTATED CREDIT AGREEMENT

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 2 to Third Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE FINLAND OY

By:	(signed) Chris Vollmershausen
	Name:	Chris Vollmershausen
	Title:	Authorized Signatory

AMENDMENT NO. 2 TO THIRD AMENDED
AND RESTATED CREDIT AGREEMENT

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 2 to Third Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE MÉXICO, S.A. DE C.V.

By:	(signed) Chris Vollmershausen
	Name:	Chris Vollmershausen
	Title:	Authorized Signatory

AMENDMENT NO. 2 TO THIRD AMENDED
AND RESTATED CREDIT AGREEMENT

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 2 to Third Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE MINES MÉXICO COÖPERATIE U.A.

By:	(signed) Chris Vollmershausen
	Name:	Chris Vollmershausen
	Title:	Attorney-in-fact

AMENDMENT NO. 2 TO THIRD AMENDED
AND RESTATED CREDIT AGREEMENT

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 2 to Third Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO SONORA S.A. DE C.V.

By:	(signed) Chris Vollmershausen
	Name:	Chris Vollmershausen
	Title:	Authorized Signatory

AMENDMENT NO. 2 TO THIRD AMENDED
AND RESTATED CREDIT AGREEMENT

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 2 to Third Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE (USA) LIMITED

By:	(signed) Chris Vollmershausen
	Name:	Chris Vollmershausen
	Title:	Director and Vice President

AMENDMENT NO. 2 TO THIRD AMENDED
AND RESTATED CREDIT AGREEMENT

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 2 to Third Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

REMI AGNICO, S.A. DE C.V., SOFOM, E.N.R.

By:	(signed) Chris Vollmershausen
	Name:	Chris Vollmershausen
	Title:	Authorized Signatory

AMENDMENT NO. 2 TO THIRD AMENDED
AND RESTATED CREDIT AGREEMENT

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 2 to Third Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

GRUPO AGNICO EAGLE MÉXICO, S.A. DE C.V.

By:	(signed) Chris Vollmershausen
	Name:	Chris Vollmershausen
	Title:	Authorized Signatory

AMENDMENT NO. 2 TO THIRD AMENDED
AND RESTATED CREDIT AGREEMENT

EXHIBIT A

COMMITMENTS

Lender	Commitment
The Bank of Nova Scotia	US$	210,000,000
The Toronto-Dominion Bank	US $	210,000,000
Bank of Montreal	US $	135,000,000
Royal Bank of Canada	US $	135,000,000
Canadian Imperial Bank of Commerce	US $	135,000,000
Bank of America, N.A., Canada Branch	US $	75,000,000
Barclays Bank PLC	US $	75,000,000
National Bank of Canada	US $	75,000,000
Citibank, N.A., Canadian Branch	US $	50,000,000
JPMorgan Chase Bank, N.A., Toronto Branch	US $	50,000,000
MUFG Bank, Ltd., Canada Branch	US $	50,000,000
Total	US$	1,200,000,000

SCHEDULE D

EQUITY INTERESTS AND ORGANIZATION STRUCTURE

Notes:

• Unless otherwise indicated, all ownership interests are 100%.

• De minimis interests are held by the following entities:

(1) 1641315 Ontario Inc.

(2) Agnico Eagle Mines Limited

(3) Agnico Eagle Mexico, S.A. de C.V.

(4) Grupo Agnico Eagle Mexico, S.A. de C.V.

3. Mine Ownership:

Agnico Eagle Mines Limited – La Ronde Complex, Goldex, Meadowbank Complex, Meliadine
Agnico Eagle Finland Oy – Kittila
Agnico Eagle Mexico, S.A. de C.V. – Pinos Altos
Agnico Sonora, S.A. de C.V. – La India
Canadian Malartic GP – Canadian Malartic
TMAC Resources Inc. – Hope Bay

4. Joint Venture:

Agnico Eagle Mines Limited is party to a Joint Venture Agreement with Maple Gold Mines Ltd. dated February 2, 2021 in respect of the Douay and Joutel properties in the Province of Quebec.

D-2

Directors and Senior Officers of Agnico Eagle Mines Limited

Name	Title
James D. Nasso	Chairman of the Board
Sean Boyd	Vice-Chairman and Chief Executive Officer
Leona Aglukkaq	Director
Martine A. Celej	Director
Robert J. Gemmell	Director
Mel Leiderman	Director
Deborah McCombe	Director
Dr. Sean Riley	Director
J. Merfyn Roberts	Director
Jamie Sokalsky	Director
Ammar Al-Joundi	President
Dominique Girard	Senior Vice President, Operations – Canada and Europe
Guy Gosselin	Senior Vice President, Exploration
Marc Legault	Senior Vice President, Operations – USA and Latin America
Carol Plummer	Senior Vice President, Sustainability, People and Culture
Jean Robitaille	Senior Vice President, Corporate Development, Business Strategy and Technical Services
David Smith	Senior Vice President, Finance and Chief Financial Officer
Chris Vollmershausen	Vice President, Legal, General Counsel and Corporate Secretary

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